UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively, are copies of the press releases of Box Ships Inc. (the "Company"), dated September 29, 2015 and July 1, 2015.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-203928), filed with the U.S. Securities and Exchange Commission with an effective date of July 24, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: September 29, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

Box Ships Inc.

BOX SHIPS INC. ANNOUNCES SHARE REPURCHASE PROGRAM
Chairman and CEO to Purchase Shares in the Open Market

ATHENS, Greece, September 29, 2015 – Box Ships Inc., (NYSE: TEU), or the Company, a global shipping company specializing in the transportation of containers, today announced that its Board of Directors has approved a share repurchase program for up to 10% of the Company's common shares outstanding during the twelve-month period ending September 29, 2016.

The Company has been advised that Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, may purchase up to an additional 5% of the Company's common shares outstanding under the share repurchase program in open market transactions at prevailing market prices.

Mr. Michael Bodouroglou, Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of the Company, commented: "In an effort to enhance shareholders' value, the Board of Directors has authorized a share repurchase program over the next twelve months. In addition, I intend to purchase up to 5% of common shares outstanding, expressing my belief and confidence in our Company's long-term prospects and fundamentals."

Under the repurchase program, the Company may, but is not obligated to, repurchase its common shares from time to time in the open market at prevailing market prices or in privately negotiated transactions from time to time. Any repurchases under the program will comply with the requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The timing and amount of purchases under the program, if any, will be determined by management based upon market conditions and other factors.

Neither the Company nor Mr. Bodouroglou is required to purchase any specific number or amount of shares and repurchases by the Company or Mr. Bodouroglou may be suspended or reinstated at any time without notice. Purchases will be subject, among other things, to the Company's insider trading policies.

For additional up to date information on the Company, please go to our website at www.box-ships.com.

About Box Ships Inc.
Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 10.7 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC", respectively.

Contacts
Box Ships Inc.
+30 210-891-4600
ir@box-ships.com

DresnerAllenCaron
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

EXHIBIT 99.2

Box Ships Inc.

BOX SHIPS INC. ANNOUNCES AGREEMENTS WITH BANKS AND THE CHARTER OF TWO VESSELS

ATHENS, Greece, July 1, 2015 – Box Ships Inc., (NYSE: TEU), or the Company, a global shipping company specializing in the transportation of containers, today announced that it has agreed with ABN AMRO Bank N.V. to extend for a period of two years the secured loan facility dated June 27, 2012, which was originally scheduled to mature in July 2015. Following this extension, the balloon amount of $10 million is repayable in 8 equal quarterly installments of $250,000 plus a balloon payment of $8.0 million payable together with the final installment in July 2017. Pursuant to this agreement, certain financial covenants and undertakings were amended or waived for the period commencing on June 30, 2015 and ending on June 29, 2016.

Also, the Company agreed with the lenders of the syndicated facility with ABN AMRO Bank, N.V. dated May 6, 2011, to amend or waive certain financial covenants, undertakings and the security cover ratio of this facility for the period commencing on June 30, 2015 and ending on June 29, 2016.

Finally, the Company announced that it has entered into time charter contracts for the vessels BOX CHINA and BOX HONG KONG with Mediterranean Shipping Company S.A. for a period of minimum twelve (12) months to maximum sixteen (16) months. Both charters are expected to commence the latest by mid-July 2015.

Mr. Michael Bodouroglou, Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of the Company, commented: "We are very pleased to have agreed with ABN AMRO Bank the extension of the facility that is secured by the vessels BOX CHINA and BOX HONG KONG, as this agreement is another illustration of the ongoing support of our lenders and enabled us to charter the vessels at rates that further improve our cash flow generation."

For additional up to date information on the Company, please go to our website at www.box-ships.com and download our latest investor presentation, updated with latest developments.

About Box Ships Inc.
Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 10.4 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC", respectively.

Contacts
Box Ships Inc.
+30 210-891-4600
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300